UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2014
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on July 28, 2014 , entitled "Statoil ASA - notifiable trading".

Statoil ASA - notifiable trading

The following primary insiders in Statoil ASA (OSE: STL, NYSE: STO) have sold shares in Statoil ASA:

Lars Christian Bacher, executive vice president in Statoil ASA, has on 25 July 2014 sold 1000 shares in Statoil ASA at a price of NOK 183 per share and will after the sale hold 20,704 shares in Statoil ASA.

Benedikte Bettina Bjørn, company secretary in Statoil ASA, has on 25 July 2014 sold 800 shares in Statoil ASA at a price of NOK 184.50 per share and will after the sale hold 485 shares in Statoil ASA.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: July 28, 2014	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer